Management Report
The annual report, including the consolidated financial statements and Management’s Discussion and Analysis (MD&A), is the responsibility of the management of the Company. The consolidated financial statements were prepared by management in accordance with Canadian generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 1 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year-end. The integrity of the information presented in the financial statements is the responsibility of management. Financial information presented elsewhere in this annual report has been prepared by management and is consistent with the information in the consolidated financial statements.
The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for final approval of the annual consolidated financial statements. The Board has appointed an Audit Committee comprising three Directors, none of whom is an officer or employee of the Company or its subsidiaries. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with the external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and Independent Auditors’ Report on Financial Statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the audited consolidated financial statements with management, including a discussion of the quality of the accounting principles as applied and significant judgments affecting the Company’s consolidated financial statements. The Audit Committee has discussed with the external auditors the external auditors’ judgments of the quality of those principles as applied and judgments noted above. The consolidated financial statements and MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of Stantec Inc.
The consolidated financial statements have been examined by the shareholders’ auditors, Ernst & Young LLP, Chartered Accountants. The Independent Auditors’ Report on Financial Statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee, with or without management being present.
Management’s Annual Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2006.
Ernst & Young LLP, which has audited the consolidated statements of the Company for the year ended December 31, 2006, has also issued a report on management’s assessment of the Company’s internal control over financial reporting.

Tony Franceschini P.Eng.	Don Wilson CA
President & CEO	Vice President & CFO
February 21, 2007	February 21, 2007

Independent Auditors’ Report on Financial Statements
To the Shareholders of Stantec Inc.
We have audited the consolidated balance sheets of Stantec Inc. as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
We have also audited, in accordance with the Standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2007, expressed an unqualified opinion thereon.
Chartered Accountants
Edmonton, Canada
February 21, 2007

Independent Auditors’ Report on Internal Controls
(under the standards of the Public Company Accounting Oversight Board (United States))
To the Shareholders of Stantec Inc.
We have audited management’s assessment, included in Management’s Annual Report on Internal Control over Financial Reporting, that Stantec Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Stantec Inc’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that Stantec Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Stantec Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Stantec Inc. as at December 31, 2006 and 2005 and the consolidated statements of income and retained earnings and cash flows for each of the years in the three-year period ended December 31, 2006 and our report dated February 21, 2007 expressed an unqualified opinion thereon.
Chartered Accountants
Edmonton, Canada
February 21, 2007

Stantec Inc.
Consolidated Balance Sheets

	As at December 31
	2006	2005
	$	$
	(In thousands of Canadian dollars)
ASSETS [ note 8]
Current
Cash and cash equivalents	28,363	28,143
Restricted cash [ note 2]	1,545	21,312
Accounts receivable, net of allowance for doubtful accounts of $7,379 in 2006 ($16,053 – 2005)	168,474	137,928
Costs and estimated earnings in excess of billings	39,924	66,172
Prepaid expenses	6,591	5,420
Future income tax assets [ note 14]	9,711	14,827
Other assets [ note 6]	8,228	6,569

Total current assets	262,836	280,371
Property and equipment [ note 3]	65,009	58,519
Goodwill [ note 4]	251,491	242,674
Intangible assets [ note 5]	22,819	27,304
Future income tax assets [ note 14]	9,984	6,814
Other assets [ note 6]	18,338	13,097

Total assets	630,477	628,779

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [ note 7]	107,132	106,757
Billings in excess of costs and estimated earnings	28,721	24,251
Income taxes payable	3,432	4,441
Current portion of long-term debt [ note 8]	4,181	4,813
Future income tax liabilities [ note 14]	12,236	17,552

Total current liabilities	155,702	157,814
Long-term debt [ note 8]	12,046	81,886
Other liabilities [ note 9]	33,561	24,764
Future income tax liabilities [ note 14]	18,273	16,262

Total liabilities	219,582	280,726

Commitments, contingencies, and guarantees [notes 2, 8, 10, and 11]

Shareholders’equity
Share capital [ note 12]	212,781	210,604
Contributed surplus [ note 12]	5,458	5,522
Cumulative translation account [ note 13]	(24,844)	(25,575)
Deferred stock compensation	(250)	(833)
Retained earnings	217,750	158,335

Total shareholders’equity	410,895	348,053

Total liabilities and shareholders’ equity	630,477	628,779

See accompanying notes

On behalf of the Board:

Director	Director

Stantec Inc.
Consolidated Statements of Income and Retained Earnings

	Years Ended December 31
	2006	2005	2004
	$	$	$
	(In thousands of Canadian dollars,
	except per share amounts)

Income

Gross revenue	816,133	618,020	520,879
Less subconsultant and other direct expenses	108,206	93,468	71,728

Net revenue	707,927	524,552	449,151
Direct payroll costs	304,677	234,553	205,513

Gross margin	403,250	289,999	243,638
Administrative and marketing expenses [notes 12 and 20]	292,064	212,992	183,894
Depreciation of property and equipment	15,604	12,389	11,986
Amortization of intangible assets	6,132	2,542	927
Net interest expense [note 8]	1,892	571	2,805
Share of income from associated companies	(285)	(187)	(385)
Foreign exchange gains	(74)	(449)	(94)
Other income	(1,507)	(359)	(155)

Income before income taxes	89,424	62,500	44,660

Income taxes [note 14]
Current	31,484	21,735	18,065
Future	(2,242)	143	(3,595)

Total income taxes	29,242	21,878	14,470

Net income for the year	60,182	40,622	30,190
Retained earnings, beginning of the year	158,335	117,874	88,266
Shares repurchased [note 12]	(767)	(161)	(582)

Retained earnings, end of the year	217,750	158,335	117,874

Earnings per share [notes 12 and 15]
Basic	1.34	1.02	0.82
Diluted	1.31	0.99	0.79
See accompanying notes

Stantec Inc.
Consolidated Statements of Cash Flows

	Years Ended December 31
	2006	2005	2004
	$	$	$
	(In thousands of Canadian dollars)

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Cash receipts from clients	816,846	637,391	568,897
Cash paid to suppliers	(221,056)	(200,445)	(169,573)
Cash paid to employees	(467,766)	(355,621)	(313,321)
Dividends from equity investments	450	550	300
Interest received	6,292	6,531	6,426
Interest paid	(7,665)	(6,551)	(8,639)
Income taxes paid	(37,588)	(28,882)	(10,530)
Income taxes recovered	3,876	4,341	3,791

Cash flows from operating activities [note 16]	93,389	57,314	77,351

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired [note 2]	(12,181)	(100,383)	(18,845)
Restricted cash used for acquisitions [note 2]	19,793	9,000	–
Increase in investments held for self-insured liabilities	(4,355)	(7,295)	(9,562)
Proceeds on disposition of investments	9	522	55
Collection of notes receivable from disposition of Technology and Design Build segments	–	406	1,014
Purchase of property and equipment	(18,920)	(17,005)	(17,488)
Proceeds on disposition of property and equipment	104	155	34,672

Cash flows used in investing activities	(15,550)	(114,600)	(10,154)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of long-term debt	(85,612)	(46,875)	(35,546)
Proceeds from long-term borrowings	9,142	95,929	13,960
Repayment of acquired bank indebtedness [note 2]	(1,787)	–	–
Net change in bank indebtedness financing	–	–	(17,151)
Repurchase of shares for cancellation [note 12]	(1,016)	(195)	(720)
Share issue costs [note 12]	–	(1,969)	–
Proceeds from issue of share capital [note 12]	1,865	961	3,490

Cash flows from (used in) financing activities	(77,408)	47,851	(35,967)

Foreign exchange loss on cash held in foreign currency	(211)	(312)	(683)

Net increase (decrease) in cash and cash equivalents	220	(9,747)	30,547
Cash and cash equivalents, beginning of the year	28,143	37,890	7,343

Cash and cash equivalents, end of the year	28,363	28,143	37,890

See accompanying notes

Stantec Inc.
Notes to the Consolidated Financial Statements
1. Summary of Significant Accounting Policies
Stantec Inc. (the Company) is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include planning, engineering, architecture, interior design, landscape architecture, surveying and geomatics, environmental sciences, and project economics.
Generally accepted accounting principles
The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (GAAP). These financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below. The effects of differences between the application of Canadian and United States GAAP on the financial statements of the Company are described in note 21.
Effective January 1, 2005, the Company adopted Accounting Guideline 15 (AcG-15), “Consolidation of Variable Interest Entities” (VIEs) of the Canadian Institute of Chartered Accountants (CICA) Handbook. VIEs are those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and requires the primary beneficiary of a VIE to consolidate the VIE. These consolidated financial statements include all VIEs for which the Company is the primary beneficiary. The initial adoption of this accounting guideline on a prospective basis did not have an impact on the Company’s consolidated financial statements.
Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates used in the preparation of these consolidated financial statements include the percentage of completion of fixed-fee and variable-fee-with-ceiling contracts, provisions for losses on incomplete contracts, allowances for doubtful accounts receivable, provision for legal claims, provision for self-insured liabilities, the fair value of stock-based awards, the fair value of identifiable intangible assets acquired in business acquisitions, liabilities for lease exit activities, and future cash flows used to estimate the fair value of reporting units for goodwill impairment purposes. Actual results may differ from these estimates.
Principles of consolidation
The consolidated financial statements include the accounts of the Company, its subsidiary companies, and all VIEs for which the Company is the primary beneficiary. All significant intercompany accounts and transactions have been eliminated. The results of the operations of subsidiaries acquired during the year are included from their respective dates of acquisition.
Joint ventures and partnerships are accounted for on the proportionate consolidation basis, which results in the Company recording its pro rata share of the assets, liabilities, revenues, and expenses of each of these entities.

Cash and cash equivalents
Cash and cash equivalents include cash and unrestricted investments with initial maturities of three months or less. Such investments are carried at the lower of cost or market value.
Investments
Investments in associated companies over which the Company is able to exercise significant influence, but not control, are accounted for using the equity method, which reflects the Company’s investment at original cost plus its share of earnings (losses) net of dividends received. These investments include Teshmont Consultants Inc. (50%), SSBV Consultants Inc. (33.3%), and Planning & Stantec Limited (50%).
Other investments, including investments held for self-insured liabilities, are recorded at cost. When a loss in the value of such investments occurs that is other than temporary, the investment is written down to recognize the loss.
Property and equipment
Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated at annual rates designed to write off the costs of assets over their estimated useful lives as follows:

Engineering equipment	20–30%	declining balance
Business information systems		straight-line over 3–5 years
Office equipment	20–30%	declining balance
Automotive equipment	30%	declining balance
Leasehold improvements		straight-line over term of lease to a maximum of 15 years or the improvement’s economic life
Buildings	4–5%	declining balance
Leases
Leases that transfer substantially all the risks and benefits of ownership of assets to the Company are accounted for as capital leases. Assets under capital leases are recorded at the inception of the lease together with the related long-term obligation to reflect the purchase and financing thereof. Rental payments under operating leases are expensed evenly over the lease term.
From time to time, the Company enters into or renegotiates premises operating leases that result in the receipt of lease inducement benefits. These benefits are accounted for as a reduction of rental expense over the terms of the associated leases. As well, from time to time the Company enters into or renegotiates premises operating leases that include escalation clauses. The scheduled rent increases pursuant to lease escalation clauses are recognized on a straight-line basis over the lease term.
Goodwill and intangible assets
The cost of intangible assets with finite lives is amortized over the period in which the benefits of such assets are expected to be realized, principally on a straight-line basis. The Company’s policy is to amortize client relationships with determinable lives over periods ranging from 10 to 15 years. Contract backlog is amortized over estimated contractual lives of generally less than one and a half years. Other intangible assets include technology, non-compete agreements, and advantageous leasehold commitments, which are amortized over estimated lives of one to five years. Goodwill is not amortized but is evaluated annually for impairment by comparing the fair value of the reporting unit, determined on a discounted after-tax cash flow basis, to the carrying value. An impairment loss would be recognized if the carrying value of the goodwill were to exceed its fair value.
Long-lived assets
The Company monitors the recoverability of long-lived assets, including property and equipment and intangible assets with finite lives, employing factors such as expected future asset utilization, business climate, and future undiscounted cash flows expected to result from the use of the related assets. An impairment loss would be recognized if the carrying value of the long-lived asset were to exceed its fair value.
Accrual and investments held for self-insured liabilities
The Company self-insures certain risks related to professional liability and automobile physical damages. The accrual for self-insured liabilities includes estimates of the costs of reported claims (including potential claims that are probable of being asserted) and is based on estimates of loss using assumptions made by management, including consideration of actuarial projections. The accrual for self-insured liabilities does not include unasserted claims where assertion by a third party is not probable.
The Company invests funds to support the accrual for self-insured liabilities. These investments are classified in other assets as investments held for self-insured liabilities.
Forward contracts
The Company may enter into forward currency exchange contracts to manage risk associated with net operating assets denominated in US dollars. The Company’s policy is to not use derivative financial instruments for trading or speculative purposes. These derivative contracts, which are not accounted for as hedges, are marked to market, and any changes in the market value are recorded in income or expense when the changes occur. The fair value of such instruments is recorded as either accounts receivable or payable.
Non-interest-bearing debt
Non-interest-bearing debt is carried at its present value using discount rates based on the bank prime rate prevailing at the time the debt was issued. The discount is applied over the term of the debt and is charged to interest expense.
Fair value of financial instruments
The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, bank loans, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these instruments. The carrying amount of bank loans approximates its fair value because the applicable interest rate is based on variable reference rates. The carrying values of other financial assets and financial liabilities approximate their fair values except as otherwise disclosed in the financial statements.
Credit risk
Financial instruments that subject the Company to credit risk consist primarily of cash and cash equivalents, investments held for self-insured liabilities, and accounts receivable. The Company maintains an allowance for estimated credit losses and mitigates the risk of its investment in bonds through the overall quality and mix of its bond portfolio. The Company provides services to diverse clients in various industries and sectors of the economy, and its credit risk is not concentrated in any particular client, industry, economic, or geographic sector.

Interest rate risk
The Company is subject to interest rate risk to the extent that its credit facilities are based on floating rates of interest. In addition, the Company is subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities contain fixed rate government and corporate bonds. The Company has not entered into any derivative agreements to mitigate these risks.
Revenue recognition
In the course of providing its services, the Company incurs certain direct costs for subconsultants and other expenditures that are recoverable directly from clients. These direct costs are included in the Company’s gross revenue. Since such direct costs can vary significantly from contract to contract, changes in gross revenue may not be indicative of the Company’s revenue trends. Accordingly, the Company also reports net revenue, which is gross revenue less subconsultant and other direct expenses.
Revenue from fixed-fee and variable-fee-with-ceiling contracts is recognized using the percentage of completion method. Contract revenue is recognized on the ratio of contract costs incurred to total estimated costs. Provisions for estimated losses on incomplete contracts are made in the period in which the losses are determined. Revenue from time and material contracts without stated ceilings and from short-term projects is recognized as costs are incurred. Revenue is calculated based on billing rates for the services performed. Costs and estimated earnings in excess of billings represents work in progress that has been recognized as revenue but not yet invoiced to clients. Billings in excess of costs and estimated earnings represents amounts that have been invoiced to clients but not yet recognized as revenue. Revenue does not include taxes collected from clients that are reimbursable to government authorities.
Employee benefit plans
The Company contributes to group retirement savings plans and an employee share purchase plan based on the amount of employee contributions subject to maximum limits per employee. The Company accounts for such defined contributions as an expense in the period in which the contributions are made. The expense recorded in 2006 was $11,567,000 (2005 – $8,436,000; 2004 – $7,311,000). The Company does not provide postemployment or postretirement benefits.
Foreign currency translation
Transactions denominated in a foreign currency and the financial statements of foreign subsidiaries (excluding US-based subsidiaries) included in the consolidated financial statements are translated as follows: monetary items at the rate of exchange in effect at the balance sheet date; non-monetary items at historical exchange rates; and revenue and expense items (except depreciation and amortization, which are translated at historical exchange rates) at the average exchange rate for the month. Any resulting gains or losses are included in income in the year incurred.
The Company’s US-based subsidiaries are designated as self-sustaining operations. The financial statements of these subsidiaries are translated using the current rate method. Under this method, assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items (including depreciation and amortization) are translated at the average rate of exchange for the month. The resulting exchange gains and losses are deferred and included as a separate component of shareholders’ equity in the cumulative translation account.

Stock-based compensation and other stock-based payments
The Company has one share option plan (described in note 12) and accounts for grants under this plan in accordance with the fair value-based method of accounting for stock-based compensation. Compensation expense for stock options awarded under the plan is measured at the fair value at the grant date using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. The Company estimates its forfeiture rate in order to determine its compensation expense arising from stock-based awards. In years prior to January 1, 2002, the Company recognized no compensation expense when shares or stock options were issued.
Income taxes
The Company uses the liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and the tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when these differences are expected to reverse.
Earnings per share
Basic earnings per share is computed based on the weighted average number of common shares outstanding during the year. Diluted earnings per share is computed using the treasury stock method, which assumes that the cash that would be received on the exercise of options is applied to purchase shares at the average price during the year and that the difference between the shares issued on the exercise of options and the number of shares obtainable under this computation, on a weighted average basis, is added to the number of shares outstanding. The impact of outstanding restricted shares, on a weighted average basis, is also added to the number of shares outstanding. Antidilutive options are not considered in computing diluted earnings per share.
Allowance for doubtful accounts
The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability to collect on its accounts receivable. The Company uses estimates in arriving at its allowance for doubtful accounts that are based, primarily, on the age of the outstanding accounts receivable and on its historical collection and loss experience.
Recent accounting pronouncements
a) Financial instruments, equity, and comprehensive income
In January 2005, the CICA issued the new handbook Section 3855, “Financial Instruments—Recognition and Measurement”; Section 1530, “Comprehensive Income”; and Section 3251, “Equity,” effective for annual and interim periods beginning on or after October 1, 2006. These pronouncements further aligned Canadian GAAP with US GAAP(note 21) and will require the following:
•	Financial assets will be classified as either loans and receivables, held to maturity, held for trading, or available for sale. Held-to-maturity classification will be restricted to fixed maturity instruments that the Company intends and is able to hold to maturity and will be accounted for at amortized cost. Held-for-trading instruments will be recorded at fair value, with realized and unrealized gains and losses reported in net income. The remaining financial assets will be classified as available for sale. These assets will be recorded at fair value, with unrealized gains and losses reported in a new category of the consolidated balance sheets under shareholders’equity called “Other Comprehensive Income” until the financial asset is disposed, at which time the realized gains or losses will be recognized in net income. Upon the initial adoption of these recommendations in fiscal 2007, the Company’s investments held for self-insured liabilities will be reflected as investments available for sale.

•	Financial liabilities will be classified as either held for trading or other. Held-for-trading instruments will be recorded at fair value, with realized and unrealized gains and losses reported in net income. Other instruments will be accounted for at amortized cost, with realized gains and losses reported in net income.

•	Derivatives will be classified as held for trading unless designated as hedging instruments. All derivatives will be recorded at fair value on the consolidated balance sheets.
Upon the initial adoption of these recommendations in fiscal 2007, accumulated other comprehensive income will be included on the consolidated balance sheets as a separate component of shareholders’equity. Accumulated other comprehensive income will include, on a net of tax basis, net unrealized gains and losses on available-for-sale financial assets as well as unrealized foreign currency translation gains and losses on self-sustaining foreign operations, which is currently reflected in the Company’s cumulative translation account.
The impact of recording the Company’s investment held for self-insured liabilities at fair value on January 1, 2007, will be to increase other assets by approximately $493,000 and increase opening accumulated other comprehensive income by approximately $481,000 (after-tax). Accumulated other comprehensive income will also decrease by the $24,844,000 balance currently reported in the Company’s cumulative translation account. Prior periods will not be restated.
b) Accounting changes
In July 2006, the CICA issued the new handbook Section 1506, “Accounting Changes,” effective for annual and interim periods beginning on or after January 1, 2007. This section establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates, and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company of any new primary source of GAAP that has been issued but is not yet effective. This new standard is not expected to have a material effect on the Company’s financial position or results of operations.
c) Financial instruments—disclosure and presentation
In November 2006, the CICA issued the new handbook Section 3862, “Financial Instruments—Disclosures,” and Section 3863, “Financial Instruments—Presentation,” effective for annual and interim periods beginning on or after October 1, 2007. These pronouncements further aligned Canadian GAAP with US GAAP (note 21). Early adoption of these recommendations is permitted. Section 3862 requires companies to provide disclosures in their financial statements that enable users to evaluate a) the significance of financial instruments for the company’s financial position and performance and b) the nature and extent of risks arising from financial instruments to which the company is exposed during the period and at the balance sheet date and how the company manages these risks. Section 3863 establishes standards for the presentation of financial instruments. It addresses the classification of financial instruments between liabilities and equity; the classification of related interest, dividends, and losses and gains; and the circumstances in which financial assets and financial liabilities are offset. These new standards are not expected to have a material effect on the Company’s financial position or results of operations.

d) Capital disclosures
In November 2006, the CICA issued the new handbook Section 1535, “Capital Disclosures,” effective for annual and interim periods beginning on or after October 1, 2007. This section establishes standards for disclosing information about a company’s capital and how it is managed in order that a user of the financial statements may evaluate the company’s objectives, policies, and processes for managing capital. This new standard is not expected to have a material effect on the Company’s financial position or results of operations.
e) International financial reporting standards
The CICA plans to converge Canadian GAAP for public companies with International Financial Reporting Standards (IFRS) over a transition period that is expected to end in 2011. The impact of the transition to IFRS on the Company’s consolidated financial statements has not yet been determined.
2. Business Acquisitions
Acquisitions are accounted for under the purchase method of accounting, and the results of operations since the respective dates of acquisition are included in the consolidated statements of income. From time to time, as a result of the timing of acquisitions in relation to the Company’s reporting schedule, certain of the purchase price allocations may not be finalized at the initial time of reporting. Purchase price allocations are completed after the vendors’ final financial statements and income tax returns have been prepared and accepted by the Company. Such preliminary purchase price allocations are based on management’s best estimates of the fair value of the acquired assets and liabilities. Upon finalization, adjustments to the initial estimates may be required, and these adjustments may be material.
The purchase prices of acquisitions are generally subject to price adjustment clauses included in the purchase agreements. Such purchase price adjustments generally result in an increase or reduction to the promissory note consideration recorded at acquisition to reflect either more or less non-cash working capital realized than was originally expected. These purchase price adjustments, therefore, have no net effect on the original purchase price allocations.
In the case of some acquisitions, additional consideration may be payable based on future performance parameters. As at December 31, 2006, there is no contingent consideration that may be payable in 2007 or future years (2005 – $9,000). Additional consideration is recorded as additional goodwill in the period in which the contingency is resolved.
Acquisitions in fiscal 2006
On March 6, 2006, the Company acquired the shares and business of Carinci Burt Rogers Engineering, Inc. for cash consideration and promissory notes. This acquisition supplemented the Company’s buildings engineering capabilities and presence in the Greater Toronto Area.
On April 14, 2006, the Company acquired the shares and business of Dufresne-Henry, Inc. for cash consideration and promissory notes. Along with complementing the Company’s New York operations, the acquisition expanded its services into four new states in New England and created an initial platform for growth in Florida. Dufresne-Henry, Inc.’s staff offer professional services in engineering, planning, environmental sciences, and landscape architecture.

On May 12, 2006, the Company acquired the shares and business of ACEx Technologies, Inc. for cash consideration and promissory notes. This acquisition complemented the Company’s services in the areas of transit, rail and power communications, and control systems engineering and added new locations in Oakland, California, and Irving, Texas.
During 2006, the Company adjusted the purchase price on the Dunlop Architects Inc. (2004), CPV Group Architects & Engineers Ltd. (2005), Keen Engineering Co. Ltd. (2005), Carinci Burt Rogers Engineering, Inc. (2006), Dufresne-Henry, Inc. (2006), and ACEx Technologies, Inc. (2006) acquisitions pursuant to price adjustment clauses included in the purchase agreements.
During 2006, the purchase price allocations for the CPV Group Architects & Engineers Ltd., The Keith Companies, Inc. (Keith), the Keen Engineering Co. Ltd., and the Carinci Burt Rogers Engineering, Inc. acquisitions were finalized. The purchase price allocations for the Dufresne-Henry, Inc. and ACEx Technologies, Inc. acquisitions have not yet been finalized. The Company expects to finalize the purchase price allocations for the Dufresne-Henry, Inc. and ACEx Technologies, Inc. acquisitions during the first quarter of 2007.
Acquisitions in fiscal 2005
On August 3, 2005, the Company acquired the shares and business of CPV Group Architects & Engineers Ltd. for cash consideration. This acquisition strengthened the Company’s architecture and interior design presence in Canada.
On September 15, 2005, the Company acquired the shares and business of Keith for a combination of cash consideration and Stantec common shares. Under the terms of the agreement, the number of common shares issued (6,657,552) as consideration was based on the average sale price of the Stantec common stock on the Toronto Stock Exchange for each of the 20 trading days ending on the second trading day prior to the closing of the merger, converted to US dollars for each trading day at the noon buying rate quoted by the Federal Reserve Bank of New York on such trading day. In order for the Keith transaction to qualify as a reorganization under the provisions of Section 368(a) of the U.S. Internal Revenue Code of 1986, a portion of Keith’s cash, at the time of acquisition, is subject to restrictions on its use. Generally, the restricted cash can be used to fund further acquisitions as well as future capital expenditures. The acquisition of Keith supplemented the Company’s urban land development services group along with increasing its multidiscipline engineering and consulting services by adding employees and offices throughout the western and midwestern United States.
On October 1, 2005, the Company acquired the shares and business of Keen Engineering Co. Ltd. for cash consideration and promissory notes. This acquisition supplemented the Company’s building design services in Canada and the western United States.
During 2005, the Company paid additional contingent consideration in connection with the Cosburn Patterson Mather Limited (2002) acquisition and finalized the purchase price allocations for The Sear-Brown Group, Inc. (2004), GBR Architects Limited (2004), and Dunlop Architects Inc. (2004) acquisitions. In addition, the Company adjusted the purchase price on the Ecological Services Group Inc. (2003), GBR Architects Limited (2004), and Dunlop Architects Inc. (2004) acquisitions pursuant to price adjustment clauses included in the purchase agreements.

Aggregate consideration paid
Details of the aggregate consideration given and of the fair values of net assets acquired or adjusted for are as follows:

	Total	Keith	Other	Total
	2006	2005	2005	2005
	$000s	$000s	$000s	$000s

Cash consideration	13,321	107,062	11,200	118,262
Share consideration	–	125,540	–	125,540
Promissory notes	6,308	–	2,753	2,753

Purchase price	19,629	232,602	13,953	246,555

Assets and liabilities acquired at fair values
Cash acquired	1,140	22,075	–	22,075
Restricted cash acquired	–	30,882	–	30,882
Bank indebtedness assumed	(1,787)	–	(4,196)	(4,196)
Non-cash working capital	12,294	9,747	3,929	13,676
Property and equipment	3,078	5,751	991	6,742
Investments	–	32	–	32
Goodwill	8,306	149,844	12,218	162,062
Other long-term assets	–	554	–	554
Intangible assets
Client relationships	1,219	17,476	947	18,423
Contract backlog	388	3,995	1,053	5,048
Other	101	669	(139)	530
Other long-term liabilities	(2,146)	(1,380)	243	(1,137)
Long-term debt	(551)	–	(745)	(745)
Future income taxes	(2,413)	(8,226)	(348)	(8,574)
Deferred stock compensation	–	1,183	–	1,183

Net assets acquired	19,629	232,602	13,953	246,555

All of the goodwill is non-deductible for income tax purposes.
At the time of acquisition, management estimates the exit costs of downsizing or closing offices occupied by the acquired entity. These costs are accrued in other long-term liabilities as part of the purchase price allocation (note 9).
Pro forma data
The following unaudited pro forma data presents information as if the acquisitions of CPV Group Architects & Engineers Ltd., Keith, Keen Engineering Co. Ltd., Carinci Burt Rogers Engineering, Inc., Dufresne-Henry, Inc., and ACEx Technologies, Inc. had occurred on January 1, 2005. This unaudited pro forma data is provided for information purposes only and is based on historical information. This unaudited pro forma data does not necessarily reflect the actual results of operations that would have occurred if these acquired entities and Stantec Inc. had comprised a single entity during the periods since January 1, 2005, nor is it necessarily indicative of the future results of the operations of the combined entities.

	2006	2005
	(In thousands of Canadian dollars,
	except per share amounts)
	(Unaudited)

Pro forma gross revenue	830,356	799,545
Pro forma net revenue	719,371	684,215
Pro forma net income	59,987	49,289
Basic pro forma earnings per share	1.33	1.11
Diluted pro forma earnings per share	1.31	1.08
3. Property and Equipment

	2006		2005
		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation
	$000s	$000s	$000s	$000s

Engineering equipment	48,783	27,454	42,560	22,736
Business information systems	13,755	7,097	11,475	4,237
Office equipment	25,315	12,760	23,030	10,071
Automotive equipment	6,765	3,850	5,263	2,867
Leasehold improvements	20,240	4,244	14,226	2,053
Buildings	5,574	913	4,204	704
Land	895	–	429	–

	121,327	56,318	101,187	42,668

Net book value	65,009		58,519
Included in leasehold improvements is construction work in progress in the amount of $292,000 (2005 – buildings – $337,000) on which depreciation has not started.
4. Goodwill

	2006	2005
	$000s	$000s

Goodwill, beginning of the year	242,674	84,694
Current year acquisitions	6,618	160,840
Additional purchase price payments	–	700
Other purchase price adjustments	1,688	522
Impact of foreign exchange	511	(4,082)

Goodwill, end of the year	251,491	242,674

5. Intangible Assets

	2006		2005
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
	$000s	$000s	$000s	$000s
Client relationships	26,140	4,692	24,914	2,232
Contract backlog	4,316	3,587	4,900	1,219
Other	948	306	1,218	277

	31,404	8,585	31,032	3,728

Carrying amount	22,819		27,304
Once an intangible asset is fully amortized, the gross carrying amount and related accumulated amortization are removed from the accounts. Other than goodwill, the Company has not recorded any intangible assets with indefinite lives. For intangible assets held as of December 31, 2006, the estimated aggregate amortization expense for each of the next five years is as follows:

$000s

2007	3,435
2008	2,706
2009	2,642
2010	2,483
2011	2,470
Thereafter	9,083

22,819

6. Other Assets

	2006	2005
	$000s	$000s
Investments held for self-insured liabilities	22,720	16,857
Investments in associated companies	1,347	1,545
Investments – other	823	710
Other	1,676	554

	26,566	19,666
Less current portion of investments held for self-insured liabilities	8,228	6,569

	18,338	13,097

Investments held for self-insured liabilities consist of government and corporate bonds of $15,589,000 (2005 – $14,013,000) and equity securities of $7,131,000 (2005 – $2,844,000). The bonds bear interest at rates ranging from 2.9 to 7.0% per annum (2005 – 3.0 to 6.8%). The estimated fair value of the bonds at December 31, 2006, was $15,458,000 (2005 – $13,721,000) and of the equities was $7,755,000 (2005 –$3,406,000). The term to maturity of the bond portfolio is $1,861,000 (2005 – $373,000) due within one year, $12,005,000 (2005 – $9,693,000) due from two to five years, and $1,723,000 (2005 – $3,947,000) due from six to 10 years.

7. Accounts Payable and Accrued Liabilities

	2006	2005
	$000s	$000s

Trade accounts payable	26,188	26,784
Employee and payroll liabilities	63,771	52,314
Accrued liabilities	17,173	27,659

	107,132	106,757

8. Long-Term Debt

	2006	2005
	$000s	$000s

Non-interest-bearing note payable	134	122
Other notes payable	7,935	5,643
Bank loan	8,158	79,035
Mortgages payable	–	1,706
Other	–	193

	16,227	86,699
Less current portion	4,181	4,813

	12,046	81,886

The non-interest-bearing note payable is due November 1, 2027, in the amount of $933,000. The note’s carrying value of $134,000 is determined using a discount rate of 9.75%. If the non-interest-bearing note payable were discounted at interest rates in effect at December 31, 2006, the fair value of the note would be $203,000 (2005 – $184,000).
The carrying values of the other notes payable have been calculated using a weighted average rate of interest of 4.7% and may be supported by promissory notes. The notes are due at various times from 2007 to 2009. The aggregate maturity value of the notes is $8,154,000 (2005 – $5,985,000). As at December 31, 2006, $1,357,000 of the notes’carrying value was payable in US funds (US$1,164,000). As at December 31, 2005, there were no US-dollar notes outstanding. The carrying value of the other notes payable approximates their fair value based on interest rates in effect at December 31, 2006.
The Company has a revolving credit facility in the amount of $160 million that expires on August 31, 2009. This facility is available for acquisitions, working capital needs, capital expenditures, and general corporate purposes. Depending on the form under which the credit facility is accessed, rates of interest will vary between Canadian prime, US base rate, or LIBOR rate or bankers acceptance rates plus 65 or 85 basis points. As at December 31, 2006, $8,158,000 of the bank loan was payable in US funds (US$7,000,000). As at December 31, 2005, $29,075,000 of the bank loan was payable in US funds (US$25,000,000). Loans may be repaid under the credit facility from time to time at the option of the Company. The average interest rate applicable at December 31, 2006, was 6.00% (2005 – 4.34%). The credit facility agreement contains restrictive covenants, including, but not limited to, debt to earnings ratio and earnings to debt service ratio. The Company was in compliance with all the covenants under this agreement as at and throughout the year ended December 31, 2006. All the assets of the Company are held as collateral under a general security agreement for the bank loan.

The funds available under the revolving credit facility are reduced by any outstanding letters of credit. At December 31, 2006, the Company had issued and outstanding letters of credit totaling $1,949,000 (2005 – $1,070,000) that expire at various dates before January 2008. These letters of credit were issued in the normal course of operations, including the guarantee of certain office rental obligations. At December 31, 2006, $149,893,000 was available in the revolving credit facility for future activities.
In 2006 the Company paid out in full all mortgages payable. The average interest rate applicable at December 31, 2005, was 7.67%.
The principal repayments required on long-term debt in each of the next five years and thereafter are as follows:

$000s

2007	4,181
2008	3,032
2009	8,880
2010	–
2011	–
Thereafter	134

16,227

The interest incurred on long-term debt in 2006 was $2,612,000 (2005 – $2,000,000; 2004 – $2,219,000). In 2006 total interest expense, net of interest income, was $1,892,000 (2005 – $571,000; 2004 – $2,805,000).
9. Other Liabilities

	2006	2005
	$000s	$000s

Provision for self-insured liabilities	16,041	11,346
Deferred gain on sale leaseback	6,187	6,624
Lease inducement benefits	10,499	7,997
Liabilities on lease exit activities	2,833	2,251
Other	2,333	1,021

	37,893	29,239
Less current portion included in accrued liabilities	4,332	4,475

	33,561	24,764

Provision for self-insured liabilities
Effective August 1, 2003, the Company began self-insuring a portion of its estimated liabilities that may arise in connection with reported legal claims (note 11). This provision is based on the results of an actuarial review performed in 2006 and 2005, with the current and long-term portion determined based on the actuarial estimate provided. At December 31, 2006, the long-term portion was $14,492,000 (2005 – $10,288,000).

	2006	2005
	$000s	$000s

Provision, beginning of the year	11,346	5,236
Current year provision	6,329	8,244
Payment for claims settlement	(2,087)	(2,134)
Impact of foreign exchange	453	–

Provision, end of the year	16,041	11,346

The self-insured liability increased during 2006 primarily due to new claims incurred and reported since the end of 2005. Claim settlements of $2,087,000 were made in 2006 (2005 – $2,134,000). The timing of such settlement payments is dependent upon the resolution of case-specific matters and may extend over several months or years.
Deferred gain on sale leaseback
In 2004 the Company completed the sale of its office building in Edmonton, Alberta, (included in buildings and land) for cash proceeds of $34,500,000. Concurrent with the sale, the Company leased the property back for a period of 15 years. The lease is accounted for as an operating lease. The resulting gain of $7,103,000 was deferred and is being amortized over the lease term.
Liabilities on lease exit activities
Charges are accrued when management closes offices in existing operations or finalizes plans to downsize offices in locations assumed from an acquiree upon a business acquisition. Included in the liability is the present value of the remaining lease payments, reduced by estimated sublease rentals that can reasonably be obtained.

	2006	2005
	$000s	$000s

Liability, beginning of the year	2,251	2,817
Current year provision:
Established for existing operations	96	609
Resulting from acquisitions	2,146	276
Payment or reductions:
Impacting administrative and marketing expenses	(1,649)	(1,103)
Impacting the purchase price allocation	–	(325)
Impact of foreign exchange	(11)	(23)

Liability, end of the year	2,833	2,251

10. Commitments
Commitments for annual basic premises rent under long-term leases and for equipment and vehicle operating leases for the next five years are as follows:

$000s

2007	35,748
2008	30,365
2009	27,136
2010	23,739
2011	19,294
Thereafter	74,678
210,960
The premise rental expense for the year ended December 31, 2006, was $35,724,000 (2005 – $29,282,000; 2004 – $25,116,000).
In connection with acquisitions performed in the year, we entered into commitments to pay retention bonuses of $5.1 million over the next three years to May 13, 2009.

11. Contingencies and Guarantees
In the normal conduct of operations, various legal claims are pending against the Company alleging, among other things, breaches of contract or negligence in connection with the performance of consulting services. The Company carries professional liability insurance, subject to certain deductibles and policy limits, and has a captive insurance company that provides insurance protection against such claims. In some cases, parties are seeking damages that substantially exceed the Company’s insurance coverage. Based on advice and information provided by legal counsel, the Company’s previous experience with the settlement of similar claims, and the results of the annual actuarial review, management believes that the Company has recognized adequate provisions for probable and reasonably estimable liabilities associated with these claims and that their ultimate resolutions will not materially exceed insurance coverages or have a material adverse effect on the Company’s consolidated financial position or annual results of operations. Management cannot estimate the extent to which losses exceeding those already recorded in the financial statements may be incurred.
In the normal course of business, the Company provides indemnifications and, in very limited circumstances, bonds, which are often standard contractual terms, to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. The Company also indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. These indemnifications may require the Company to compensate the counterparty for costs incurred as a result of various events, including changes in or in the interpretation of laws and regulations, or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnifications will vary based upon the contract, the nature of which prevents the Company from making a reasonable estimate of the maximum potential amount that it could be required to pay to counterparties. The Company carries liability insurance, subject to certain deductibles and policy limits, that provides protection against certain insurable indemnifications. Historically, the Company has not made any significant payments under such indemnifications, and no amounts have been accrued in the accompanying consolidated financial statements with respect to these indemnifications.

12. Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series with attributes designated by the Board of Directors
Common shares issued and outstanding

	Capital Stock						Contributed Surplus
	2006		2005		2004		2006	2005	2004
	Shares		Shares		Shares
	#	$000s	#	$000s	#	$000s	$000s	$000s	$000s

Balance, beginning of the year	44,626,262	210,604	37,742,170	87,656	36,654,568	84,281	5,522	2,544	1,842
Share options exercised for cash	607,080	1,865	240,140	961	1,146,202	3,490
Stock-based compensation expense							1,078	963	725
Shares repurchased under Normal Course Issuer Bid	(51,600)	(243)	(13,600)	(33)	(58,600)	(134)	(6)	(1)	(4)
Reclassification of fair value of stock options previously expensed		239		159		19	(239)	(159)	(19)
Shares issued on acquisition	–	–	6,657,552	123,365	–	–
Shares issued on vesting of restricted shares	20,043	316	–	–	–	–	(897)	–	–
Restricted shares issued on acquisition							–	2,175	–
Share issue costs		–		(1,504)		–

Balance, end of the year	45,201,785	212,781	44,626,262	210,604	37,742,170	87,656	5,458	5,522	2,544

During 2006, 51,600 common shares (2005 – 13,600; 2004 – 58,600) were repurchased for cancellation pursuant to an ongoing Normal Course Issuer Bid at a cost of $1,016,000 (2005 – $195,000; 2004 –$720,000). Of this amount, $243,000 and $6,000 (2005 – $33,000 and $1,000; 2004 – $134,000 and $4,000) reduced the share capital and contributed surplus accounts, respectively, with $767,000 (2005 –$161,000; 2004 – $582,000) being charged to retained earnings.
During 2006, the Company did not incur any share issue costs. During 2005, the Company incurred share issue costs of $1,969,000 less a future tax recovery of $465,000.

During 2006, the Company recognized a stock-based compensation expense of $2,224,000 (2005 –$1,814,000; 2004 – $1,014,000) in administrative and marketing expenses. Of the amount expensed, $1,078,000 related to the fair value of options granted (2005 – $963,000; 2004 – $725,000), $576,000 related to deferred share unit compensation (2005 – $519,000; 2004 – $289,000), and $570,000 related to the restricted shares issued on the Keith acquisition (2005 – $332,000). The fair value of options granted was reflected through contributed surplus; the deferred share unit compensation was reflected through accrued liabilities; and the restricted shares were reflected through deferred stock compensation. Upon the exercise of share options for which a stock-based compensation expense has been recognized, the cash paid together with the related portion of contributed surplus is credited to share capital. Upon the vesting of restricted shares for which a stock-based compensation expense has been recognized, the related portion of contributed surplus is credited to share capital.
On May 4, 2006, the shareholders of the Company approved the subdivision of its issued common shares on a two-for-one basis, effective for registered common shares at the close of business on May 19, 2006. All references to common shares, per share amounts, and stock-based compensation plans in these consolidated financial statements have been restated to reflect the stock split on a retroactive basis.
Share options
Under the Company’s share option plan, options to purchase common shares may be granted by the Board of Directors to officers and employees. Options are granted at exercise prices equal to or greater than fair market value at the issue date, generally vest evenly over a three-year period, and have contractual lives that range from seven to 10 years. The aggregate number of common shares reserved for issuance that may be purchased upon the exercise of options granted pursuant to the plan shall not exceed 4,514,126 common shares (on a postsplit basis). At December 31, 2006, 2,643,668 options were available for issue.
The Company has granted share options to officers and employees (and to directors prior to May 1999) to purchase 1,702,784 shares at prices between $1.80 and $20.42 per share. These options expire on dates between February 5, 2007, and August 29, 2013.

	2006		2005		2004
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Shares	Price	Shares	Price	Shares	Price
	#	$	#	$	#	$
Share options, beginning of the year	1,876,528	6.94	2,142,666	6.67	2,958,200	4.64
Granted	471,000	20.40	–	–	334,000	12.25
Exercised	(607,080)	3.07	(240,140)	4.00	(1,146,202)	3.05
Cancelled	(37,664)	12.48	(25,998)	11.85	(3,332)	9.20

Share options, end of the year	1,702,784	11.92	1,876,528	6.94	2,142,666	6.67

The options held by directors, officers, and employees at December 31, 2006, were as follows:

Options Outstanding				Options Exercisable
		Weighted	Weighted		Weighted	Weighted
Range of		Average	Average		Average	Average
Exercise		Remaining	Exercise	Shares	Remaining	Exercise
Prices	Outstanding	Contractual	Price	Exercisable	Contractual	Price
$	#	Life in Years	$	#	Life in Years	$
1.80	238,000	0.10	1.80	238,000	0.10	1.80
3.50	21,000	0.29	3.50	21,000	0.29	3.50
7.25 – 9.42	283,800	3.09	7.88	283,800	3.09	7.88
10.50 – 13.55	693,984	4.80	11.61	479,320	4.46	11.17
20.37 – 20.42	466,000	6.65	20.40	–	–	–

1.80 – 20.42	1,702,784	4.31	11.92	1,022,120	2.98	7.92

The fair value of options granted subsequent to January 1, 2002, is determined at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company’s employee stock options have characteristics that are significantly different from those of traded options, and because changes in subjective input assumptions can materially affect the fair value estimate, in management’s opinion the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s employee stock options.
The estimated fair value of options granted both at the share market price on the grant date and in excess of the share market price on the grant date was determined using the weighted average assumptions indicated below. No options were granted in 2005.

	2006	2004
	Granted	Granted
	at Market	at Market

Risk-free interest rate (%)	4.05	4.07
Expected hold period to exercise (years)	6.0	6.0
Volatility in the price of the Company’s shares (%)	29.4	26.1
Weighted average fair value per option ($)	7.59	4.23
The expected volatility was based on the historical volatility of the Company’s stock over a period commensurate with the expected term of the stock option. The risk-free interest rate for the expected life of the options was based on the yield available on government bonds, with an approximate equivalent remaining term at the time of the grant. Historical data was used to estimate the expected life of the option.

A summary of the status of the Company’s non-vested options as of December 31, 2006, and of changes in the year is as follows:

	Number of Shares	Weighted Average
	Subject to Option	Grant Date Fair Value
	#	$

Non-vested share options, beginning of the year	488,259	3.67
Granted	471,000	7.59
Vested	(243,931)	3.78
Cancelled	(34,664)	4.59

Non-vested share options, end of the year	680,664	6.29

As of December 31, 2006, 680,664 options remained unvested, and a total unrecognized compensation cost of $3,181,000 related to the Company’s stock option plans. This cost is expected to be recognized over a weighted average period of 2.23 years.
For all outstanding options at December 31, 2006, the aggregate intrinsic value was $22.7 million. For fully vested share options and share options expected to vest at December 31, 2006, the aggregate intrinsic value was $22.3 million. For options exercisable at December 31, 2006, the intrinsic value at December 31, 2006, was $17.7 million. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004, was $9.8 million, $2.7 million, and $10.7 million, respectively.
Deferred share units
Under the Company’s deferred share unit plan, outside directors of the Company may receive deferred share units equal to one common share. Upon death or retirement, deferred share units are paid out to the directors in the form of cash at the market price of the Company’s common shares on the last trading day of the month of death or retirement. Deferred share units cannot be paid in the form of Company shares. In 2006, $159,000 deferred share units were paid (2005 – nil; 2004 – $120,000). These units are recorded at fair value based on the current market price of the Company’s common shares. As at December 31, 2006, 48,000 units were outstanding (2005 – 40,000; 2004 – 20,800).
Restricted shares
In 2005 the former shareholders of Keith received restricted shares in connection with the acquisition of Keith. These restricted shares vest over a period ending April 1, 2008. Upon the vesting of restricted shares, common shares are issued. As at December 31, 2006, 55,666 restricted shares were outstanding (2005 – 117,392; 2004 – nil).
13. Cumulative Translation Account
The foreign currency cumulative translation account represents the unrealized gain or loss on the Company’s net investment in self-sustaining US-based operations. The change in the cumulative translation account during the year relates to the fluctuation in the value of the Canadian dollar relative to the US dollar. Balance sheet accounts denominated in US dollars have been translated to Canadian dollars at the rate of 1.1654 (2005 – 1.1630; 2004 – 1.2020).

	2006	2005	2004
	$000s	$000s	$000s

Cumulative translation account, beginning of the year	(25,575)	(19,018)	(13,861)
Current year deferred translation adjustment	731	(6,557)	(5,157)

Cumulative translation account, end of the year	(24,844)	(25,575)	(19,018)

14. Income Taxes
The effective income tax rate in the consolidated statements of income differs from statutory Canadian tax rates as a result of the following:

	2006	2005	2004
	%	%	%

Income tax expense at statutory Canadian rates	34.1	34.8	34.7
Increase (decrease) resulting from:
Income from associated companies	(0.1)	(0.1)	(0.3)
Rate differential on foreign income	1.1	0.7	(2.0)
Non-deductible expenses:
Meals and entertainment	0.9	1.1	1.4
Stock compensation	0.3	0.5	0.6
Non-taxable foreign income net of non-creditable withholding taxes	(2.9)	(1.6)	(1.3)
Other	(0.7)	(0.4)	(0.7)

	32.7	35.0	32.4

Since the Company operates in several tax jurisdictions, its income is subject to various rates of taxation. The details of income before income taxes are as follows:

	2006	2005	2004
	$000s	$000s	$000s

Domestic	79,109	61,323	48,111
Foreign	10,315	1,177	(3,451)

Total income before income taxes	89,424	62,500	44,660

The details of the income tax expense (recovery) are as follows:

		2006	2005	2004
		$000s	$000s	$000s

Current:	Domestic	25,766	21,172	17,724
	Foreign	5,718	563	341

Total current expense		31,484	21,735	18,065

Future:	Domestic	725	5	(566)
	Foreign	(2,967)	138	(3,029)

Total future expense		(2,242)	143	(3,595)

Total:	Domestic	26,491	21,177	17,158
	Foreign	2,751	701	(2,688)

Total income tax expense		29,242	21,878	14,470

Significant components of the Company’s future income tax assets and liabilities are as follows:

	2006	2005
	$000s	$000s
Future income tax assets
Differences in timing of deductibility of expenses	12,599	13,470
Loss carryforwards	4,199	4,670
Share issue and other financing costs	347	519
Tax cost of property and equipment in excess of carrying value	332	357
Deferred gain on sale of building	1,359	1,513
Other	859	1,112

	19,695	21,641
Less current portion	9,711	14,827

	9,984	6,814

	2006	2005
	$000s	$000s
Future income tax liabilities
Cash to accrual adjustments on acquisitions of US subsidiaries	2,512	–
Differences in timing of taxability of revenues	10,463	15,287
Carrying value of property and equipment in excess of tax cost	7,970	7,304
Carrying value of intangible assets in excess of tax cost	8,822	10,625
Other	742	598

	30,509	33,814
Less current portion	12,236	17,552

	18,273	16,262

At December 31, 2006, loss carryforwards of approximately $3,541,000 are available to reduce the taxable income of certain Canadian subsidiaries. These losses expire as set out below:

$000s
2007	–
2008	541
2009	66
2010	977
2014	663
2015	18
2026	1,276

3,541
In addition, the Company has loss carryforwards of approximately $7,885,000 that are available to reduce the taxable income of certain US subsidiaries and that expire at varying times over the next 20 years.
The potential income tax benefits that will result from the application of Canadian and US tax losses have been recognized in these financial statements.

15. Earnings Per Share
The number of basic and diluted common shares outstanding, as calculated on a weighted average basis, is as follows:

	2006	2005	2004
	#	#	#

Basic shares outstanding	45,068,266	39,840,234	36,999,196
Share options (dilutive effect of 1,702,784 options; 2005 – 1,876,528; 2004 – 2,082,666)	648,430	1,067,584	1,015,382
Restricted shares (dilutive effect of 55,666 restricted shares; 2005 – 117,392)	74,813	34,414	–

Diluted shares outstanding	45,791,509	40,942,232	38,014,578

In 2004, 60,000 antidilutive options were not considered in computing diluted earnings per share.
16. Cash Flows From (Used In) Operating Activities
Cash flows from operating activities determined by the indirect method are as follows:

	2006	2005	2004
	$000s	$000s	$000s

CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the year	60,182	40,622	30,190
Add (deduct) items not affecting cash:
Depreciation of property and equipment	15,604	12,389	11,986
Amortization of intangible assets	6,132	2,542	927
Future income tax	(2,242)	143	(3,595)
Loss (gain) on dispositions of investments and property and equipment	(1,238)	562	(504)
Stock-based compensation expense	2,224	1,814	1,014
Provision for self-insured liability	6,329	8,244	2,826
Other non-cash items	(994)	(1,332)	(1,065)
Share of income from equity investments	(285)	(187)	(385)
Dividends from equity investments	450	550	300

	86,162	65,347	41,694

Change in non-cash working capital accounts:
Accounts receivable	(15,345)	15,748	(1,542)
Costs and estimated earnings in excess of billings	24,257	(19,572)	30,218
Prepaid expenses	(269)	487	496
Accounts payable and accrued liabilities	(3,958)	(1,177)	(6,470)
Billings in excess of costs and estimated earnings	4,590	1,664	1,600
Income taxes payable/recoverable	(2,048)	(5,183)	11,355

	7,227	(8,033)	35,657

Cash flows from operating activities	93,389	57,314	77,351

17. Joint Ventures
The Company participates in joint ventures with other parties as follows:

	Percentage Owned
	2006	2005	2004
	%	%	%
yyC.T. Joint Venture	17	20	20
Stantec – S&L Partnership	50	50	50
Colt Stantec Joint Venture	n/a	n/a	50
Edmonton International Airports Joint Venture	33	33	33
Pine Creek Consultants Joint Venture	33	33	33
Dunlop Joint Ventures	33–80	33–80	33–80
Stantec Architecture Ltd./J.L. Richards & Associates Joint Venture	50	50	n/a
As part of the acquisition of Dunlop Architects Inc. (Dunlop), the Company acquired the interests of 13 joint ventures entered into by Dunlop, with 11 remaining active as at December 31, 2006. The interest held in these joint ventures ranges from 33 to 80%, and each is project specific.
A summary of the assets, liabilities, revenues, expenses, and cash flows included in the consolidated financial statements related to joint ventures is as follows:

	2006	2005	2004
	$000s	$000s	$000s
Statements of income
Gross revenue	4,451	5,941	1,186
Subconsultant and other direct expenses	4,612	5,072	894
Administrative and marketing expenses	75	147	217

Net (loss) income for the year	(236)	722	75

Balance sheets
Current assets	2,086	3,743	3,445

Current liabilities	1,800	2,842	2,822

Statements of cash flows
Cash flows from (used in) operating activities	173	(488)	(274)

18. Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and internationally. The Company considers the basis on which it is organized, including geographic areas and service offerings, in identifying its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available that is evaluated regularly by the chief operating decision maker in allocating resources and assessing performance. The chief operating decision maker is the Chief Executive Officer of the Company, and the Company’s operating segments are based on its regional geographic areas.
In 2006 the Company had three operating segments (2005 – five operating segments) that were aggregated into the Consulting Services reportable segment. Prior to 2005, the Company had eight operating segments, six of which were aggregated into Consulting Services. The two remaining operating segments (Design Build and Technology), which were below the quantitative thresholds in the recommendations of the CICA, were disclosed in the Other reportable segment. During 2004, the Company sold the operations relating to the Design and Technology segments. These operations were not presented as discontinued operations, because the amounts were not material.

Geographic information

	Property and Equipment,
	Goodwill, Intangible Assets
	2006	2005
	$000s	$000s
Canada	106,497	104,463
United States	232,387	223,593
International	435	441

	339,319	328,497

Geographic information

	Gross Revenue
	2006	2005	2004
	$000s	$000s	$000s
Canada	461,281	380,471	325,844
United States	348,055	233,428	190,362
International	6,797	4,121	4,673

	816,133	618,020	520,879

Gross revenue is attributed to countries based on the location of the work performed.
Practice area information

	Gross Revenue
	2006	2005	2004
	$000s	$000s	$000s
Consulting Services
Buildings	184,254	147,432	98,020
Environment	149,376	103,353	104,630
Industrial & Project Management	94,806	67,834	56,929
Transportation	106,026	90,559	91,389
Urban Land	281,671	208,842	168,846

	816,133	618,020	519,814
Other	–	–	1,065

	816,133	618,020	520,879

Comparative figures are restated due to a realignment of practice areas in 2006.
Customers
The Company has a large number of clients in various industries and sectors of the economy. Gross revenue is not concentrated in any particular client.

19. Forward Contract
As at December 31, 2006, the Company had entered into a foreign currency forward contract that provided for the sale of US$4.5 million at the rate of 1.1608 per US dollar. This derivative financial instrument was entered into to mitigate foreign currency fluctuation risk on net operating assets denominated in US dollars. The fair value of this contract, estimated using market rates at December 31, 2006, was a loss of $19,167. During 2006, the unrealized loss relating to this derivative financial instrument was recorded in foreign exchange gains. No forward contracts were outstanding at December 31, 2005.
20. Investment Tax Credits
Investment tax credits arising from qualifying scientific research and experimental development efforts pursuant to existing tax legislation are recorded as a reduction of the applicable administrative and marketing expenses when there is reasonable assurance of their ultimate realization. Investment tax credits of $500,000 (2005 – $1,239,000; 2004 – $426,000) were recorded and reduced administrative and marketing expenses in 2006.
21. United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company are prepared in Canadian dollars in accordance with accounting principles generally accepted in Canada (Canadian GAAP) that, in most respects, conform to accounting principles generally accepted in the United States (US GAAP). The following adjustments and disclosures would be required in order to present these consolidated financial statements in accordance with US GAAP. Investments in joint ventures are accounted for using the equity method under US GAAP, whereas Canadian GAAP requires the proportionate consolidation method. As permitted by the U.S. Securities and Exchange Commission, no disclosure of the effect of this difference is required.
a) Net income and comprehensive income
There are no identifiable material items that would result in a change in net income presented under Canadian and US GAAP.
Comprehensive income is measured in accordance with Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130). This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners and includes adjustments arising on the translation of self-sustaining foreign operations. As well, under US GAAP, comprehensive income includes the difference between the recorded and fair value of the Company’s investments held for self-insured liabilities since these investments are classified as available for sale (note 6). Canadian GAAP does not yet require similar disclosure.

Statement of Comprehensive Income

	2006	2005	2004
	$000s	$000s	$000s

Net income under Canadian and US GAAP	60,182	40,622	30,190
Other comprehensive income, net of tax:
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	731	(6,557)	(5,157)
Unrealized gains on financial assets	217	227	37

Comprehensive Income	61,130	34,292	25,070

Accumulated other comprehensive income, beginning of the year	(25,311)	(18,981)	(13,861)
Unrealized foreign exchange gains (losses) on translation of self-sustaining foreign operations	731	(6,557)	(5,157)
Unrealized gains on financial assets	217	227	37

Accumulated other comprehensive income, end of the year	(24,363)	(25,311)	(18,981)

b) Other disclosure requirements
     i) Allowance for doubtful accounts

	2006	2005	2004
	$000s	$000s	$000s
Balance, beginning of the year	16,053	21,095	16,952
Acquired balances	2,069	7,298	5,294
Provision for doubtful accounts	2,182	73	6,632
Deductions	(13,118)	(12,164)	(7,152)
Impact on foreign exchange	193	(249)	(631)

Balance, end of the year	7,379	16,053	21,095

ii) Long-term contracts
Included in accounts receivable are holdbacks on long-term contracts of $2,278,000 in 2006 and of $1,431,000 in 2005.

c) Recent accounting pronouncements
Stock-based compensation
In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” (SFAS 123R), effective for the first interim or annual financial statements beginning on or after June 15, 2005. SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values. The Company recognizes share-based payments at fair value for options granted subsequent to January 1, 2002, using the Black-Scholes option-pricing model. The Company has adopted SFAS 123R using the modified-prospective application transition method. The adoption of the modified-prospective transition method has resulted in no additional share option expense being recognized as part of the reconciliation of Canadian and US GAAP disclosures in these consolidated financial statements.
Uncertainty in income taxes
In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FAS Statement No. 109” (FIN 48), effective for fiscal years beginning on or after December 15, 2006. FIN 48 creates a single model for addressing the accounting for uncertainty in tax positions. It also clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in financial statements. In addition, this interpretation provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company will adopt FIN 48 as of January 1, 2007, as required. The adoption of this pronouncement is not expected to have a material effect on the Company’s financial position or results of operations.
Fair value measurements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (SFAS 157), effective for fiscal years beginning after November 15, 2007. SFAS 157 establishes a framework for measuring fair value under US GAAP and requires additional disclosure. The statement defines a fair value hierarchy, with the highest priority being quoted prices in active markets. Under this statement, fair value measurements are disclosed by level within the hierarchy. This standard does not require any new fair value measurements. The Company is currently considering the impact of the adoption of this interpretation on its consolidated financial statements.
22. Comparative Figures
Certain comparative figures have been reclassified to conform to the presentation adopted for the current year.